UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

FANHUA INC.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G3314G  102

(CUSIP Number)

PUYI INC.

c/o 61/F, Pearl River Tower

No. 15 Zhujiang West Road

Zhujiang New Town, Guangzhou, Guangdong 510623

People’s Republic of China

Attention: Ren Yong, Chief Executive Officer

Tel: +86-020-28381666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3314G 102	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Puyi Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
568,226,628 ordinary shares
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
568,226,628 ordinary shares
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
568,226,628 ordinary shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	Based on 1,134,751,504 ordinary shares outstanding as of December 20, 2023, according to information provided by the Issuer.

CUSIP No. G3314G 102	SCHEDULE 13D	Page 3 of 5

Introductory Note

This Schedule 13D is being filed by Puyi Inc. (“Puyi” or the “Reporting Person”), a company organized under the laws of the Cayman Islands, pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the ordinary share, par value $0.001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”, each representing 20 Ordinary Shares) of FANHUA Inc. (the “Issuer” or the “Company”). The Issuer’s ADSs are listed on the Nasdaq Global Select Market under the symbol “FANH.” The Issuer’s principal executive office is located at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China.

Item 2. Identity and Background

The principal business and office address of the Reporting Person is 61F, Pearl River Tower, No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, People’s Republic of China.

Puyi Inc. is a holding company whose ordinary shares, represented by ADSs, are listed on the Nasdaq Global Market. Through its various subsidiaries and affiliated entities, Puyi operates as a leading third party wealth management service provider in China.

During the last five years, to the knowledge of Puyi, none of (a) any executive officer or director of the Reporting Person; (b) any person controlling the Reporting Person; or (c) any executive or director of any corporation or other person ultimately in control of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 2, Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

On December 27, 2023, the Reporting Person entered into share exchange agreements (the “Agreements”) with certain of FANHUA’s shareholders (collectively “FANHUA Participating Shareholders”), following separate negotiation with each of the FANHUA Participating Shareholders. Pursuant to the Agreements, the Reporting Person issued a total of 284,113,314 ordinary shares of the Reporting Person, par value US$0.001 per share, to FANHUA Participating Shareholders, in exchange for 568,226,628 Ordinary Shares of the Issuer beneficially owned by them (“Exchange Shares”) (the “Transaction”). The exchange ratio is 2 Ordinary Shares of the Issuer per ordinary share of the Reporting Person. Upon closing of the Transaction on December 29, 2023, the Reporting Person acquires 50.1% of the equity interests of the Issuer and FANHUA Participating Shareholders in turn collectively own 76.7% of the equity interests of the Reporting Person.

The Reporting Person acquired the Exchange Shares from FANHUA Participating Shareholders for the purpose of long-term investment. The Reporting Person expects to evaluate, on an ongoing basis, the Issuer’s financial condition and prospects and its interests in, and intentions with respect to, the Issuer and the investment in the securities of the Issuer, which review may be based on various factors, including but not limited to the Issuer’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general. Accordingly, the Reporting Person reserves the right to change its intentions, as it deems appropriate, at any time. In particular, the Reporting Person may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Person now owns or may hereafter acquire. The Reporting Person may be in contact with members of the Issuer’s management, the members of the Issuer’s board of directors, other significant shareholders of the Issuer and others regarding matters relating to its investment.

Other than as expressly set forth in this Item 4 or below, the Reporting Person has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. The Reporting Person may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of a form of the Agreements, which is filed as Exhibit 99.2 hereto and which is incorporated herein by reference.

CUSIP No. G3314G 102	SCHEDULE 13D	Page 4 of 5

Item 5. Interest in Securities of the Company

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for the Reporting Person.

			Number of Shares as to which Such Person has:
Name	Amount Beneficially Owned(1)	Percentage of Class(2)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power

Puyi Inc. (3)	568,226,628	50.1%	568,226,628	0	568,226,628	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 1,134,751,504 Ordinary Shares outstanding as of December 20, 2023.

(c)	During the 60 days preceding the filing of this Schedule 13D/A, the Reporting Person and, to its knowledge, none of the director and officer of the Reporting Person has effected any transactions in the Ordinary Shares except as reported herein..

(d)	To the best knowledge of the Reporting Person, except for the agreements described in this Schedule 13D/A, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1: List of directors and executive officers of Puyi Inc. (filed herewith)

Exhibit 99.2: Form of Securities Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by the Reporting Person with the Securities and Exchange Commission on December 27, 2023)

CUSIP No. G3314G 102	SCHEDULE 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

Puyi Inc.

By:	/s/ Ren Yong
	Name:	Ren Yong
	Title:	Chairman of the Board and Chief Executive Officer